

03051691

So
9/5/03



VF 9-4-03

SECURITIES AND EXCHA... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07 / 01 / 2002 AND ENDING 06 / 30 / 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venecredit Securities INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue Suite 1580
(No. and Street)

Miami Florida 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andreina Rivero (305) 372-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name – *if individual, state last, first, middle name*)

899 West Cypress Creek Rd # 917, Ft. Lauderdale, FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Andreina Rivero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venecredit Securities, as of June 30th, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- Erik Halvorssen (principal)
- German García (director)
- Vencred S.A (proprietor)

Signature

Chief Financial Officer
Title



ADRIANA PAULA VOLLMER
MY COMMISSION # CC 875979
EXPIRES: Oct 3, 2003
1-800-3-NOTARY Fla. Notary Service & Bonding Co.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Florida/County Miami-Dade
The foregoing instrument was acknowledge before me this Aug. 27, 2003 **by** Andreina Rivero
Personally Known ☒ **OR Produced identification** ☐
Type of I.D. Produced ____

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2003 and 2002

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2003 and 2002

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of June 30, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 8, 2003

VENECREDIT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

	2003	2002 (Restated)
ASSETS		
Cash and short-term investments	$ 494,990	$ 513,077
Commissions and fees receivable	68,740	31,276
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $34,531 in 2003 and $15,710 in 2002	50,967	52,540
Prepaid expenses and other assets	112,431	38,374
	$ 727,128	$ 635,267
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 3,400	$ 15,986
Accrued expenses and other liabilities	1,250	1,250
Accrued commissions	23,625	24,116
	28,275	41,352
Stockholder's equity	698,853	593,915
	$ 727,128	$ 635,267

VENECREDIT SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years ended June 30, 2003 and 2002

	2003	2002 (Restated)
Revenue:		
Commissions	$ 705,960	$ 118,738
Interest income	4,757	2,175
Other income	38,207	--
	748,924	120,913
Expenses:		
Compensation and benefits	337,322	169,408
Commission expense	87,787	29,121
Professional services	61,488	180,613
Occupancy and equipment	65,204	46,978
Other	92,185	40,944
	643,986	467,064
Income (loss) before income taxes	104,938	(346,151)
Income taxes	--	--
Net income (loss)	$ 104,938	$ (346,151)

See accompanying notes to financial statements

VENECREDIT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended June 30, 2003 and 2002

Balance at July 1, 2001	$ 440,066
Capital contributions	500,000
Net loss (restated)	(346,151)
Balance at June 30, 2002 (restated)	593,915
Net income	104,938
Balance at June 30, 2003	$ 698,853

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2003 and 2002

	2003	2002 (Restated)
Cash flows from operating activities		
Net income (loss)	$ 104,938	$ (346,151)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	18,821	15,710
Changes in assets and liabilities		
Commissions receivable and other assets	(111,521)	(69,650)
Accounts payable	(12,586)	(65,908)
Accrued expenses and other liabilities	(491)	25,366
Net cash from operating activities	(839)	(440,633)
Cash flows from investing activities		
Purchases of office furnishings and equipment	(17,248)	(46,290)
Cash flows from investing activities		
Proceeds from capital contributions	-	500,000
Net change in cash	(18,087)	13,077
Cash and short-term investments at beginning of year	513,077	500,000
Cash and short-term investments at end of year	$ 494,990	$ 513,077
Supplemental disclosures:		
Interest paid	$ --	--
Income taxes paid	--	--

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of Vencred, S.A. (Vencred). The Company offers securities transaction services to its customers. As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts, which totaled approximately $42,000 at June 30, 2003.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. The assets are depreciated over their useful lives, which range from three to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to reduce deferred tax assets to the amount expected to be realized.

Restatement: The Company restated its results for the year ended June 30, 2002 as a result of the Company improperly accounting for certain commission income and related commission expense on a cash basis. This resulted in a reduction of $24,073 to the previously reported net loss for the year ended June 30, 2002. This impact is reflected in the reported results herein. There is no impact on the year ended June 30, 2003.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At June 30, 2003 and 2002, the Company had $100,000 and $25,000 cash on deposit to satisfy this requirement and this is included in other assets on statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - FEDERAL INCOME TAXES

There was no income tax expense for the years ended June 30, 2003 and 2002.

Year-end deferred tax assets and liabilities were due to the following.

	2003	2002
Deferred tax assets:		
Fixed asset depreciation	$ 6,067	$ 3,706
Capitalized organizational costs	102,337	129,627
Net operating loss carryforward	4,797	28,523
Net deferred tax asset	113,201	161,856
Valuation allowance on deferred tax assets	(113,201)	(161,856)
	$ --	$ --

NOTE 3 - FEDERAL INCOME TAXES (Continued)

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these timing differences were reversed and there is no assurance of future taxable income.

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of the valuation allowance and other miscellaneous items.

At June 30, 2003 and 2002, the Company had operating loss carryforwards of approximately $13,000 and $76,000, which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2022.

NOTE 4 – LEASE COMMITMENT

In 2001, the Company entered into an operating lease for office space extending through 2008. Rent commitments under this noncancelable operating lease were as follows, before considering renewal options that generally are present.

2004	$	38,008
2005		39,525
2006		41,110
2007		42,747
2008		44,463
Thereafter		-
Total	$	205,853

NOTE 5 - RELATED PARTIES

For the year ended June 30, 2002, Vencred's net billings to the Company for services and costs incurred on the Company's behalf totaled $81,893. There were no such billings for the year ended June 30, 2003.

Additionally, for the years ended June 30, 2003 and 2002, commission revenue of $40,675 and $1,886 was received from related parties for which the Company does not incur commission expense.

(Continued)

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003 and 2002, the Company had net capital of $566,386 and $495,484, which was $466,386 and $395,484 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0499 to 1 at June 30, 2003 and 0.0835 to 1 at June 30, 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
June 30, 2003 and 2002

	2003	2002 (Restated)
Total stockholder's equity	$ 698,853	$ 593,915
Deductions and/or charges		
Net office furniture and equipment	50,967	52,540
Other nonallowable assets	81,500	45,891
	132,467	98,431
Net capital	$ 566,386	$ 495,484
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ 3,400	$ 15,986
Accrued expenses and other liabilities	1,250	1,250
Accrued commissions	23,625	24,116
Total aggregate indebtedness	$ 28,275	$ 41,352
Aggregate indebtedness to net capital	4.99%	8.35%
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000	$ 100,000
Net capital	566,386	495,484
Excess net capital	$ 466,386	$ 395,484
Reconciliation with Company's computation (included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 566,386	$ 502,687
Effect of restatement	--	(7,203)
Net capital per above	$ 566,386	$ 495,484



Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audits of the financial statements of Venecredit Securities, Inc. for the years ended June 30, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 8, 2003